Filed by GeoResources, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: GeoResources, Inc.

Commission File No.: 0-8041

Contact: Cathy Kruse

Telephone: 701-572-2020 Ext. 3

cathy@georesourcesinc.com

FOR IMMEDIATE RELEASE

GeoResources, Inc. Reports First Quarter Financial and

Operational Results

Reports First Quarter Adjusted Net Income of $11.5 Million or $0.44 Per Share

and Adjusted EBITDAX of $30.4 Million

Houston, Texas, May 8, 2012 – GeoResources, Inc. (NASDAQ: GEOI), today announced its financial and operating results for the three month period ended March 31, 2012.

Financial Highlights

•	Generated Adjusted EBITDAX(1) of $30.4 million in the first quarter, a 65% increase over the first quarter 2011 and a 14% increase over the fourth quarter 2011.

•	Generated Adjusted Net Income(1) of $11.5 million in the first quarter, a 59% increase over the first quarter 2011 and a 9% increase over the fourth quarter 2011.

•	Generated Adjusted Earnings Per Share (Diluted)(1) of $0.44/share in the first quarter, a 52% increase over the first quarter 2011 and a 7% increase over the fourth quarter 2011.

•	Increased the Company’s senior revolving credit facility to $210 million.(2)

•	Current Pro Forma Liquidity as of May 1, 2012 is estimated at $151 million.(1)(2)

Operational Highlights

•	Produced an average of 6,809 boe/d in the quarter (65% oil), a 48% increase over the first quarter 2011 and a 11% increase over the fourth quarter 2011.

•	Completed six Eagle Ford wells in the quarter—two rigs currently running in the play.

•	Continued the development of its Bakken project areas—a third operated rig to begin operations later this month.

(1)	See calculations in section titled “Supplemental Non-GAAP Reconciliations and Measurements.”
(2)	Effective May 1, 2012 the Company’s senior revolving credit facility was redetermined with a new borrowing base of $210 million versus a previous borrowing base of $180 million.

The following tables summarize the Company’s financial results for the three months ended March 31, 2012 and March 31, 2011.

	XXXXXXXX	XXXXXXXX
	Three Mos. Ended March 31,
($ in thousands except per share amounts)	2012	2011
Revenue	$42,564	$26,614
Reported Net Income	11,420	6,313
Reported Earnings Per Share (diluted)	0.44	0.26
Adjusted Net Income (1)	11,460	7,221
Adjusted Earnings Per Share (diluted)	0.44	0.29
Adjusted EBITDAX (1)	30,434	18,465

(1)	See calculations in section titled “Supplemental Non-GAAP Reconciliations and Measurements”.

	XXXXXXXX	XXXXXXXX
	2012	2011
Oil Production (Mbbls)	405	250
Gas Production (MMcf)	1,288	1,011
Barrel of Equivalent Production (MBOE)	620	419
Avg. Oil Price Before Hedge Settlements (per Bbl)	$95.01	$93.03
Avg. Oil Price After Hedge Settlements (per Bbl)	91.68	85.37
Avg. Gas Price Before Hedge Settlements (per Mcf)	3.22	4.03
Avg. Gas Price After Hedge Settlements (per Mcf)	4.23	5.20

(1)	See Additional detail below.

Operational Update

Production by Area

The table below provides a summary of daily production by project area for the first quarter of 2012 compared to the fourth quarter of 2011.

Average Net Daily Production Rates

	1Q 2012		4Q 2011
	Rate (Boe/d)	% Oil	Rate (Boe/d)	% Oil	% Growth
Bakken	2,125	93%	1,998	93%	6%
Eagle Ford	262	98%	176	94%	49%
Austin Chalk	1,853	17%	1,716	26%	8%
Other	2,569	74%	2,226	80%	15%

Total	6,809	65%	6,116	67%	11%

Eagle Ford Project Area

GeoResources has two dedicated drilling rigs working in its 24,000 net acre Eagle Ford play in southwest Fayette and eastern Gonzales counties in Texas. The Company currently has nine wells producing, four wells waiting on completion and two wells currently drilling in this project area. The Company expects to begin frac’ing and completion operations on its next seven to nine wells in a “back to back” fashion in late May or early June. The Company expects to spud 20 to 24 gross wells in its Eagle Ford project area in 2012.

The Company completed six new wells in the first quarter of 2012 using revised completion designs, compared to the Company’s first three wells in the Eagle Ford. These recent wells have exhibited improved production rates over the Company’s first three wells. The average 30-day rate on these recent six wells was approximately 500 bo/d which is approximately 130 bo/d higher than the average 30-day rate on the Company’s initial three wells.

Bakken Shale Project Areas

Williams County Project Area (Northwest Williams County, ND)—In its Williams County project area the Company currently has approximately 28,000 net acres, most of which is operated by the Company. The Company has one drilling rig running in this project area and a new-build rig will begin drilling in this area later in May. The Company plans to maintain a two-rig program in this project area for the remainder of 2012. Year to date 2012 the Company has completed eight gross wells in its Williams County project area. The Company also has four additional wells that are waiting on completion in addition to one well currently being drilled. The Company plans to spud between 20 and 24 gross wells in this project area in 2012.

Eastern Montana Project Area (Roosevelt and Richland Counties, MT)—In its eastern Montana project area the Company currently has approximately 13,000 net acres, 9,400 of which are operated by the Company. The Company recently began drilling operations in this area and plans to utilize one of its three operated drilling rigs in this project area for the remainder of 2012. In addition to Bakken drilling in eastern Montana, this rig will also be used to drill conventional prospects in eastern Montana in addition to potentially being used to farm into third party operated Bakken wells in the region. The Company plans to spud three to five gross Bakken wells in this project area in 2012.

Mountrail County Project Area (Primarily Mountrail County, ND)—In its Mountrail County project area the Company currently has approximately 9,700 net non-operated acres. This area continues to be actively developed by Slawson Exploration Company, Inc. who is currently running three rigs in this project area. The Company plans to participate in 36 to 46 gross wells in this project area in 2012 with Slawson and 10 to 14 wells with other operators.

McKenzie Line Project Area (McKenzie and Southern Williams Counties, ND) – The Company currently holds approximately 4,300 primarily non-operated net acres in this project area. One well was recently completed in this project area with one well currently being completed. The Company expects six to eight gross wells to be spud in this project area in 2012.

Austin Chalk Project Area

As previously announced, in February 2012, the Company closed on a $40.4 million acquisition (subject to customary purchase price adjustments) of producing Austin Chalk properties in the Brookeland Field area of east Texas in Jasper and Newton counties from an unaffiliated third-party effective January 1, 2012. With the effective date of this purchase as of January 1, 2012, and the transaction closing on February 28, 2012, net production, revenue and cash flow associated with this property for January and February were credited to the capitalized purchase price of the property. Accordingly, the Company only recorded production related to this property for the month of March 2012.

The Company also recently completed its first operated Austin Chalk well on its Eagle Ford acreage position in Fayette County, Texas, the Rightmer #2HRE (50% W.I.). This well averaged 339 boe/d (93% oil) over its first five days of production.

Merger with Halcon Resources

On April 25, 2012, the Company announced that it had entered into a definitive merger agreement with Halcón Resources Corporation in which the Company will merge into a wholly-owned subsidiary of Halcón Resources in a cash and stock transaction. Under the terms of the merger agreement, Halcón Resources will acquire all the outstanding shares of the Company’s common stock. The Company’s shareholders will receive $20.00 in cash and 1.932 shares of Halcón Resources common stock for each share of the Company’s common stock. The Company expects this transaction to close in the third quarter of 2012.

Unaudited Financial Statements

GEORESOURCES, INC. and SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	March 31,	December 31,

	2012	2011
	(unaudited)
ASSETS
Current assets:
Cash	$21,535	$39,144
Accounts receivable:
Oil and gas revenues	32,323	26,485
Joint interest billings and other	27,321	21,328
Affiliated partnerships	757	371
Notes receivable	545	545
Derivative financial instruments	4,320	4,037
Income taxes receivable	9,765	7,753
Prepaid expenses and other	5,019	3,681

Total current assets	$101,585	$103,344

Oil and gas properties, successful efforts method:
Proved properties	$531,755	$428,871
Unproved properties	60,602	44,613
Office and other equipment	1,780	1,675
Land	146	146

	$594,283	$475,305
Less accumulated depreciation, depletion and amortization	(106,529)	(96,753)

Net property and equipment	$487,754	$378,552

Equity in oil and gas limited partnerships	$1,975	$2,240
Derivative financial instruments	206	868
Deferred financing costs and other	2,506	2,687

	$594,026	$487,691

GEORESOURCES, INC. and SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	March 31,	December 31,

	2012	2011
	(unaudited)
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$44,381	$25,483
Accounts payable to affiliated partnerships	2,459	3,597
Revenue and royalties payable	22,880	17,043
Drilling advances	7,919	12,965
Accrued expenses	9,416	5,073
Derivative financial instruments	5,184	2,890

Total current liabilities	$92,239	$67,051

Long-term debt	$60,000	—
Deferred income taxes	52,325	$44,389
Asset retirement obligations	9,458	7,940
Derivative financial instruments	865	—

Equity:
Common stock, par value $0.01 per share; authorized 100,000,000 shares; issued and outstanding: 25,631,672 in 2012 and 25,595,930 in 2011	$256	$256
Additional paid-in capital	283,072	281,515
Accumulated other comprehensive income	(1,080)	1,069
Retained earnings	96,891	85,471

Total stockholders’ equity	$379,139	$368,311
	$594,026	$487,691

GEORESOURCES, INC. and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share and per share amounts)

(unaudited)

	Three Months Ended March 31,
	2012	2011
Revenue:
Oil and gas revenues	$42,564	$26,614
Partnership management fees	101	111
Property operating income	1,805	676
Gain on sale of property and equipment	2	736
Partnership income	291	410
Interest and other	31	92

Total revenue	$44,794	$28,639

Expenses:
Lease operating expense	$7,252	$5,019
Production taxes	2,822	1,621
Re-engineering and workovers	772	394
Exploration expense	279	232
General and administrative expense	4,647	2,600
Depreciation, depletion and amortization	9,774	5,580
Hedge ineffectiveness	66	2,202
Interest	409	586

Total expense	$26,021	$18,234

Income before income taxes	$18,773	$10,405

Income tax expense (benefit):
Current	$(1,905)	$157
Deferred	9,258	3,935

	$7,353	$4,092

Net income	$11,420	$6,313

Net income per share (basic)	$0.45	$0.26

Net income per share (diluted)	$0.44	$0.26

Weighted average shares outstanding:
Basic	25,610,676	24,088,159

Diluted	26,073,121	24,678,013

GEORESOURCES, INC. and SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(unaudited)

	Three Months Ended March 31,
	2012	2011
Cash flows from operating activities:
Net income	$11,420	$6,313
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	9,774	5,580
Gain on sale of property and equipment	(2)	(736)
Accretion of asset retirement obligations	107	111
Hedge ineffectiveness (gain) loss	66	2,202
Partnership income	(291)	(410)
Partnership distributions	557	463
Deferred income taxes	9,258	3,935
Non-cash compensation	1,166	288
Excess tax benefit from share-based compensation	(91)	(2,050)
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(14,138)	(4,925)
Decrease in note receivable	69	20
(Increase) decrease in prepaid expense and other	(1,227)	(660)
(Decrease) increase in accounts payable and accrued expense	22,895	4,135

Net cash provided by operating activities	$39,563	$14,266

Cash flows from investing activities:
Proceeds from sale of property and equipment	$2	$345
Additions to property and equipment	(117,565)	(24,251)

Net cash used in investing activities	$(117,563)	$(23,906)

Cash flows from financing activities:
Proceeds from stock options exercised	$300	$4,885
Excess tax benefit from share-based compensation	91	2,050
Issuance of common stock	—	122,486
Issuance (reduction) of long-term debt	60,000	(87,000)

Net cash provided by financing activities	$60,391	$42,421

Net increase (decrease) in cash and cash equivalents	$(17,609)	$32,781

Cash and cash equivalents at beginning of period	39,144	9,370

Cash and cash equivalents at end of period	$21,535	$42,151

Supplementary information:
Interest paid	$260	$302
Income taxes paid	$16	$285

Supplemental Non-GAAP Reconciliations and Measurements

The following tables present certain Non-GAAP reconciliations and measurements which the Company believes are informative about its operations and relevant to the markets. As further indicated below, these measures are not in accordance with, nor superior to, generally accepted accounting principles.

Adjusted Net Income

The following tables reconcile reported net income to adjusted net income for the periods indicated:

	Three Mos. Ended March 31,
($ in thousands except per share amounts)	2012	2011
Net Income	$11,420	$6,313
Add Back:
Hedge Ineffectiveness	66	2,202
(Gain) on Sale of Properties	(2)	(736)
Tax Impact(1)	(24)	(558)

Adjusted Net Income (2)	$11,460	$7,221

Adjusted Net Income / Share (Basic)	$0.45	$0.30
Adjusted Net Income / Share (Diluted)	$0.44	$0.29

(1)	Tax impact is estimated as 38.1% of the pre-tax adjustment amounts in 2012 and 2011.
(2)	As used herein, adjusted net income is calculated as net income attributable to GeoResources, Inc. excluding (gains) and losses on property sales, impairment of proved and unproved properties and an unrealized (gains) and losses related to hedge ineffectiveness and income or loss on derivative contracts. Adjusted net income should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not in accordance with, nor superior to, generally accepted accounting principles, but provides additional information for evaluation of our operating performance.

Adjusted EBITDAX

The following tables reconcile reported net income to Adjusted EBITDAX for the periods indicated:

	$xxx.xxxx,xx	$xxx.xxxx,xx
	Three Mos. Ended March 31,
($ in thousands except per share amounts)	2012	2011
Net Income	$11,420	$6,313
Adjustments:
(Gain) on sale of property and equipment	(2)	(736)
Interest and Other	(31)	(92)
Interest Expense	409	586
Income Taxes:
Current	(1,905)	157
Deferred	9,258	3,935
DD&A	9,774	5,580
Hedge Ineffectiveness	66	2,202
Non-Cash Compensation	1,166	288
Exploration Expense	279	232

Adjusted EBITDAX (1)	$30,434	$18,465

(1)	As used herein, Adjusted EBITDAX is calculated as net income attributable to GeoResources, Inc. before interest, income taxes, depreciation, depletion and amortization, and exploration expense and further excludes non-cash compensation, impairments, hedge ineffectiveness and income or loss on derivative contracts. Adjusted EBITDAX should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not in accordance with, nor superior to, generally accepted accounting principles, but provides additional information for evaluation of our operating performance.

Pro Forma Liquidity

Pro Forma Liquidity is calculated by adding the net funds expected to be available under the Company’s senior credit facility to our cash and cash equivalents. We use liquidity as an indicator, along with our ongoing cash flow, of our ability to satisfy our future capital expenditures.

The table below summarizes our pro forma liquidity position at March 31, 2012 and December 31, 2011.

($ in thousands)	Pro Forma Liquidity at March 31, 2012(1)	Liquidity at December 31, 2011
Borrowing base available on senior revolving credit facility	$210,000	$180,000
Cash and cash equivalents	21,000	39,144
Amounts borrowed on senior revolving credit facility	(80,000)	—

Pro Forma Liquidity (2)	$151,000	$219,144

(1)	Pro Forma liquidity at March 31, 2012 is based on the Company’s recently redetermined borrowing base of $210 million effective May 1, 2012 and net debt outstanding of as of May 1, 2012.
(2)	Liquidity can vary from period to period for GeoResources, Inc. and can vary among companies as to what is or is not included in liquidity. This measurement should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) and is not in accordance with, nor superior to, generally accepted accounting principles, but provides additional information for evaluation of our operating performance.

About GeoResources, Inc.

GeoResources, Inc. is an independent oil and gas company engaged in the development and acquisition of oil and gas reserves through an active and diversified program that includes the acquisition, drilling and development of undeveloped leases, purchases of reserves and exploration activities, currently focused in the Southwest, Gulf Coast, and the Williston Basin. For more information, visit our website at www.georesourcesinc.com.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Statements that are not strictly historical statements constitute forward-looking statements and may often, but not always, be identified by the use of such words such as “expects”, “believes”, “intends”, “anticipates”, “plans”, “estimates”, “potential”, “possible”, or “probable” or statements that certain actions, events or results “may”, “will”, “should”, or “could” be taken, occur or be achieved. The forward-looking statements include statements about future operations, estimates of reserve and production volumes and the anticipated timing for closing the proposed merger. Forward-looking statements are based on current expectations and assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will conform with expectations is subject to a number of risks and uncertainties, including but not limited to: the possibility that the companies may be unable to obtain shareholder or other approvals required for the transaction or satisfy the other conditions to closing; that problems may arise in the integration of the businesses of the two companies; that the acquisition may involve unexpected costs; the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; health, safety and environmental risks and risks related to weather such as hurricanes and other natural disasters); uncertainties as to the availability and cost of financing; fluctuations in oil and gas prices; inability to integrate and realize expected value from acquisitions on a timely basis, inability of management to execute its plans to meet its goals, shortages of drilling equipment, oil field personnel and services, unavailability of gathering systems, pipelines and processing facilities and the possibility that government policies may change or governmental approvals may be delayed or withheld. GeoResources’ annual report on Form 10-K (as amended by Amendment No. 1 on Form 10-K/A) for the year ended December 31, 2011 and Halcón’s annual report on Form 10-K for the year ended December 31, 2011, recent current reports on Form 8-K, and other Securities and Exchange Commission filings discuss some of the important risk factors identified that may affect the business, results of operations and financial condition. GeoResources and Halcón undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information About the Transaction

GeoResources and Halcón intend to file materials relating to the transaction with the SEC, including a registration statement of Halcón, which will include a prospectus of Halcón and a joint proxy statement of GeoResources and Halcón. The definitive joint proxy statement/prospectus will be mailed to shareholders of GeoResources and Halcón. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GEORESOURCES, HALCÓN AND THE PROPOSED TRANSACTION. Investors and security holders may obtain these documents free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by GeoResources can be obtained free of charge from GeoResources’ website at www.georesourcesinc.com. The documents filed with the SEC by Halcón can be obtained free of charge from Halcón’s website at www.halconresources.com.

Participants in Solicitation

GeoResources, Halcón and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of GeoResources and Halcón in respect of the proposed transaction. Information regarding GeoResources’ directors and executive officers is available in its Amendment No. 1 on Form 10-K/A to its Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on April 30, 2012, and information regarding Halcón’s directors and executive officers is available in its annual report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on March 5, 2012, and its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 12, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.